

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-mail
Amy Wilson
Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

     Re: Blue Cube Spinco Inc.
             Registration Statement on Form S-4
             Filed May 8, 2015
             File No. 333-204006

Dear Ms. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 and Form S-1 filed May 8, 2015

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Olin Corporation and Blue Cube Spinco Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in those other filings.

2. As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the TDCC shareholders on the last trading day prior to the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with

these rules' requirements and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

3. We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of Splitco common stock received in the exchange, or the upper limit with respect to the number of shares of Splitco common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process.

4. You disclose that in the event the exchange offer is undersubscribed, any remaining shares of Splitco common stock owned by TDCC will be distributed on a pro rata basis to TDCC shareholders whose shares of TDCC common stock remain outstanding after the consummation of the exchange offer. It appears that in the event of a distribution of any outstanding shares of Splitco common stock to the TDCC shareholders via a spin-off, TDCC should be identified as an underwriter as such term is defined in Section 2(a)(11) of the Securities Act. Please revise your disclosure accordingly.

5. Please briefly describe the Splitco securities. See Item 202 of Regulation S-K and Item 4(a)(3) of Form S-4.

6. In a tabular format, please disclose the share and ownership percentages for the directors and executive officers of both TDCC and Olin on an individual basis. Please refer to Item 8 of Schedule TO-I and Item 1008 of Regulation M-A.

7. We note disclosure throughout the document regarding the Tag Event. Please disclose whether you intend to ensure that the exchange offer will remain open for a specified number of business days after the occurrence of a Tag Event, and provide a supporting analysis under the tender offer rules for the position you are taking in this regard.

8. Please disclose the date certain after which tendered securities may be withdrawn, if not yet accepted for payment by that time.

9. Disclosure throughout the document states that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified percentage discount to the equivalent amount of Olin common stock. However, other disclosure appears to indicate that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified percent discount to 0.80586207 of an equivalent amount of Olin common stock. Please confirm, and, if true, revise your disclosure. Please also advise why you will not merely be multiplying the specified percentage discount by 0.80586207 when expressing the discount in the offer document.

Registration Statement Cover Page

10. Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

Prospectus Cover Page

11. To improve the clarity of the disclosure on the cover page and give readers additional context, please consider including disclosure to the effect that the transaction is being undertaken to transfer TDCC's chlorine products business to Olin and will result in TDCC shareholders becoming shareholders of 50.5% of Olin. Please also limit your cover page to one page, as contemplated by Item 501 of Regulation S-K.

12. The disclosure at the end of the fourth paragraph contemplates a "voluntary extension following a Mandatory Extension." In an appropriate section of the filing please disclose the circumstances when the exchange offer may be voluntarily extended following a Mandatory Extension, and whether the upper limit will be in effect for the entire period of such voluntary extension.

Questions and Answers About this Exchange Offer and the Transactions, page 5

Questions and Answers About this Exchange Offer, page 5

Who may participate in this Exchange Offer?, page 5

13. Please disclose whether the legal limitations described under this heading could cause the exchange offer to be undersubscribed.

Is there a limit on the number of shares of Splitco common stock I can receive for each share of TDCC common stock that I tender?, page 6

14. Please provide corresponding information for a Tag Event.

What shareholder approvals are needed in connection with the Transactions?, page 20

15. Please disclose, if true, that TDCC will approve the Merger, as the sole shareholder of Splitco, prior to the split-off/spin-off of Splitco.

Summary, page 21

General

16. In anticipation of the filing of a Schedule TO-I in connection with the exchange offer,

please observe in full the disclosure requirements of Item 3 to Schedule TO-I and Item 1003 of Regulation M-A.

Q: What are the key steps of the transaction?, page 15

17. In the third bullet point, please state the amount of new indebtedness that Splitco will incur. Please also clarify how TDCC will receive only $2,030 million from the Special Payment (of $875 million) and the Debt Exchange (which is funded by Splitco in cash or in Splitco Securities equal to the Above Basis Amount of $2,030 million).

Structures Following the Separation . . . ; Structures Immediately Following the Merger, pages 25 and 26

18. Please clarify that the "Current TDCC Shareholders" in these two tables are the TDCC shareholders who do not participate in the exchange offer. Based on your disclosures, we understand that after the distribution, only TDCC Shareholders who did not participate in the exchange offer will remain as TDCC Shareholders. Please add footnote clarifying that the remaining shareholders of TDDC will also be shareholders of Olin if there is a clean-up spin-off.

Summary Comparative and Pro Forma Per Share Data, page 41

19. Please tell us what your consideration was to including historical and equivalent pro forma per share data for DCP consistent with Item 3(f) of Form S-4.

Cautionary Statement on Forward-Looking Statements, page 61

20. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

This Exchange Offer, page 63

21. So that we can better understand how the pricing terms of the exchange offer and the merger operate, please include the information that is currently left blank on pages 63 through 66 in your next amendment. Alternatively, provide us supplementally with a working example of the calculations discussed on these pages, using, if necessary, a hypothetical VWAP for TDCC and Olin, percentage discount to the per-share value of the shares of Olin common stock, upper limit, and other information needed to illustrate the operation of the pricing terms.

22. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders.

Proration; Tenders for Exchange…, page 67

23. We note your disclosure that "[b]eneficial holders of more than 100 shares of TDCC common stock are not eligible for the foregoing 'odd-lots' preference." Please revise to refer to holders of "100 or more" shares, consistent with Rule 13e-4(f)(3)(i).

Tendering Your Shares After the Final Exchange Ratio Has Been Determined, page 72

24. We note the following disclosure on page 73: "If you hold shares of TDCC common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day." Please disclose that as a result, stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder's behalf prior to 8:00 a.m. on the expiration date.

Conditions for Consummation of this Exchange Offer, page 79

25. We note your disclosure on page 79 regarding TDCC's failure to exercise its rights to waive an offer condition. Please note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. Please confirm your understanding in your response letter.

Material U.S. Federal Income Tax Consequences, page 80

26. We note that here and elsewhere, your discussions of tax consequences to holders of TDCC common stock and Olin common stock assume that each of the distribution and the merger will qualify as a "reorganization" under Sections 355 and 368(a) of the Internal Revenue Code, as applicable. We also note that the closing of the transactions is conditioned upon delivery of tax counsels' opinions that the transactions will qualify as reorganizations. Please note that unless the delivery of these opinions is a non-waivable condition to the completion of the merger, the opinions must be filed as exhibits to the registration statement prior to effectiveness and the prospectus should be revised to state counsels' opinion that the transactions qualify as reorganizations. Please tell us whether you plan to file clean tax

opinions and amend the disclosure prior to effectiveness. We may have additional comments upon review of your response.

Results of Operations, page 101

27. Please quantify the extent to which increases/decreases in volumes sold and increases/decreases in prices contributed to the increase or decrease in net sales and income before taxes on the consolidated and segment results during each period presented. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

28. Please expand your disclosure to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated and segment income before taxes during each period presented, as well as management's expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2014, CAV net sales increased by 4% while EBITDA increased by 184%; however there does not appear to be a robust analysis of the reasons behind this significant increase in EBITDA. As such, your narrative should include a discussion quantifying the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 104

29. Please substantially review your disclosures to include a discussion of the changes impacting cash flows for DCP for each period presented. Furthermore, please ensure that the discussion includes an analysis of the material factors impacting cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. Please refer to Section 501.13.b. of the Financial Reporting Codification for guidance.

30. Please update your disclosures to include all the required items and the full contractual obligations table per Item 303(a)(5) of Regulation S-K. As an example, we note that DCP has certain operating leases as disclosed on page F-17 which are not included in the existing disclosure. As such, please ensure that the revised disclosure includes all of DCP's obligations that it expects to make within the next five years and beyond. Furthermore, revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction.

Unaudited Pro Forma Condensed Combined Balance Sheet of Olin and the Dow Chlorine Products Business, page 114

31. Please rename the caption titled "Noncontrolling Interest" for $207 million on the unaudited pro forma condensed combined balance sheet to reflect the redeemable nature of that

noncontrolling interest and to distinguish it from the noncontrolling interest in permanent equity.

Preliminary Purchase Price Allocation, page 118

32. We note that the purchase price allocation is preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements. Please refer to ASC 805-10-50-6 for guidance.

33. Please include a discussion of the specific underlying factors that are expected to lead to goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1.a. for guidance.

Note 3. Balance Sheet Adjustments, page 118

34. We note the disclosures you provided in footnote (N). Please expand your disclosure to help reconcile the amounts reflected for your expected transaction costs of $40 million and payment of non-qualified pension plans of $16 million to the pro forma adjustment of $90 million that adjusts retained earnings on the face of the unaudited pro forma condensed combined balance sheet.

Note 4. Income Statement Adjustments, page 122

35. We note adjustments for the "re-pricing" of transactions with TDCC, including an adjustment to increase pro forma sales by $31 million, decrease pro forma cost of goods sold by $46 million, and decrease pro forma selling and administration expense by $6 million. Please explain how you calculated these adjustments and how they are factually supportable given the potential unknown impacts of applying terms of new agreements to past transactions.

Selected Historical Financial Data, page 108

36. Please provide TDCC's ratio of earnings to fixed charges. Refer to Item 10 of Schedule TO and Item 1010 of Regulation M-A.

Debt Financing, page 199

37. Please disclose whether any of the Splitco Securities, or the other debt securities referred to in this section, will be convertible, and, if so, disclose what they will be convertible into. We may have further comments upon reviewing your response. Please also provide your analysis as to the materiality of the final structure of the debt financing in relation to an offeree's decision to tender.

Security Ownership of Olin Common Stock, page 214

38. Please disclose the natural persons who have voting or dispositive power over the shares held by the entities in the table on page 214.

The Dow Chlorine Products Business, Notes to the Combined Financial Statements
Note 9. Accrued and Other Liabilities, page F-14

39. We note your disclosure that DCP is a party to a supply agreement to provide a customer with an established volume of vinyl chloride monomer each month beginning January 2011 through December 2020. Additionally, due to customer prepayments, a deferred revenue balance was created and is being amortized on a straight line basis over the term of the agreement. Please tell us whether the established volume is the same for each month during the term of the agreement. If it is not the same, please tell us what consideration was given to amortizing the deferred revenue balance on a proportional basis over the term of the agreement.

Note 10. Variable Interest Entity, page F-15

40. We note your disclosure that DCP holds a variable interest in a joint venture that owns and operates a membrane chlor-alkali facility and that DCP is considered the primary beneficiary and that as a result you consolidate the joint venture. Please explain to us in detail your basis for consolidating the joint venture in light of disclosure on page 194 which indicates that TDCC will transfer its equity interests to DCP in the JV which constitute a 50% interest. In providing your response, please tell us in detail: (i) the basis for your conclusion that the joint venture, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; and (ii) the basis for your conclusion that you have the power to direct the activities of the joint venture that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the joint venture based on the provisions of ASC 810-10-25-38A through 25-38G. Also, please refer to the disclosure requirements in ASC 810-10-50.

Note 11. Commitments and Contingent Liabilities, page F-15

41. We note your disclosure regarding various litigation matters that DCP is a party to. Additionally, we note the disclosure for the arbitration proceedings related to the joint venture litigation. Please clarify whether a liability has been recorded for any of those contingencies because it is probable and estimable. If a loss is not probable but it is reasonably possible and the amount involved could be material please disclose the claim and an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate

and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

Note 18. Operating Segments and Geographic Areas, page F-21

42. Your table on page F-21 indicates that sales to customers in the rest of the world comprised approximately 40% of your total foreign sales for the year ended December 31, 2014, and December 31, 2013, and 37% for the year ended December 31, 2011. Please tell us how you considered ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within the rest of the world for any of the periods presented.

Exhibit 23.4

43. We note that the date of the report as disclosed does not match with the date of the report provided by KPMG LLP in the Form 10-K as of December 31, 2014. Please have KPMG revise the consent filed as an exhibit as necessary.

44. Please file the JP Morgan opinion as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard Alsop (*via email*)
    Shearman & Sterling LLP